EXHIBIT 99.4(x)

Rehabilitation Endorsement (6074/1192)

                                                                 EXHIBIT 99.4(x)

                                  ENDORSEMENT
                                  INFORMATION
                                 REGARDING YOUR
                               FIRST CAPITAL LIFE
                             RESTRUCTURED CONTRACT

                          WITH INFORMATION CONCERNING
                          [Logo of Pacific Corinthian]

GENERAL INFORMATION

This information has been prepared to assist you in obtaining information on your contract and in requesting changes available during the Rehabilitation Plan. Most transactions available during the Plan Period may be requested once each contract year after October 30, 1992, the Closing Date. Please refer to the enclosed documents for additional information on each available benefit.

HOW TO MAKE CHANGES TO YOUR CONTRACT:

All requests should be sent to: First Capital Life Insurance Company, P.O. Box 85733, San Diego, CA 92186-5733. All forms must be properly completed and signed by the contract owner(s). Please pay particular attention to the tax questions if applicable.

 .    IF YOU HAVE A LIFE INSURANCE CONTRACT:

To request a partial or full surrender, loan, annuitization, billing changes, address or premium change, please use the contract service request form #26200. Forms required to request a Tax Free Exchange where the surrender proceeds are to be sent to another company may be obtained by writing First Capital Life or calling the First Capital Life Hotline. All full surrender requests must be postmarked at least 5 days but no more than 60 days prior to the contract anniversary date.

To request a contract change such as a decrease to the specified amount, option change or deletion of a benefit or rider, please use the contract amendment request form #2112-CA90.

If you would like to place your contract on a monthly pre-authorized check mode, please call the First Capital Life Hotline for instructions.

 .    IF YOU HAVE A SINGLE PREMIUM DEFERRED ANNUITY OR A SINGLE PREMIUM
     IMMEDIATE ANNUITY:

To request a partial or full surrender, address change or annuitization for a Single Premium Deferred Annuity, or a full surrender or address change for a Single Premium Immediate Annuity, please use the contract service request form #26200. Forms required to request a Tax Free Exchange or Transfer of Assets where the surrender proceeds are to be sent to another company may be obtained by writing First Capital Life or calling the First Capital Life Hotline. All full surrender requests must be postmarked at least 5 days but no more than 60 days prior to the contract anniversary date.

 .    IF YOU HAVE A VIP ANNUITY:

To request a partial or full surrender, fund transfer within the Separate Accounts, address change or annuitization, please use the contract service request form #7616. Forms required to request a Tax Free Exchange or Transfer of Assets where the surrender proceeds are to be sent to another company may be obtained by writing First Capital Life or calling the First Capital Life Hotline. All full surrender requests must be postmarked at least 5 days but no more than 60 days prior to the contract anniversary date.

HOW TO OBTAIN ADDITIONAL INFORMATION AND ASSISTANCE WITH YOUR CONTRACT:

You may contact your First Capital Life agent or call the First Capital Life Hotline at (800) 735-5535.

First Capital Life's Interactive Voice Response system (IVR) is available to you 24 hours a day to provide you with current information about your contract's values, billing status and amount of available partial surrender or loan. You may also obtain the interest rate currently being credited on renewals. You can access IVR by dialing (800) 735-5535 on your touch tone phone.

You will be asked to:

1. Enter your contract number. Life contract numbers begin with zero "0" or with "AA" and end with "M". Annuity contracts begin and end with "V". Use "8" on your phone to enter "V".

2.   Press the pound (#) sign.

3.   Enter the last 2 digits of the insured's or annuitant's year of birth.

4.   Press the pound (#) sign.

You will also be able to speak to a Representative if you need further assistance, Monday through Thursday, 6:30 a.m. to 4:30 p.m. and Friday, 6:30 a.m. to 1:15 p.m., Pacific Time.

FIRST CAPITAL LIFE INSURANCE COMPANY

                           REHABILITATION ENDORSEMENT

In accordance with the Order Approving and Adopting Final Plan of Rehabilitation approved by the Superior Court of Los Angeles County, California executed on July 1, 1992 (the "Order"), this insurance policy or contract shall be restructured to conform with the terms of the rehabilitation plan adopted as embodied in the Order, the Agreement in Connection with the Rehabilitation of First Capital Life Insurance Company ("FCL") dated July 29, 1992 (the "Rehabilitation Plan" or the "Plan"):

THIS ENDORSEMENT SHALL INCORPORATE INTO THIS POLICY OR CONTRACT THE TERMS AND CONDITIONS IMPOSED BY THE REHABILITATION AGREEMENT. EACH AND EVERY TERM OR CHANGE IMPOSED BY THE REHABILITATION PLAN IS INCORPORATED INTO THIS POLICY OR CONTRACT AND SHALL CONTROL OVER ANY OTHER TERMS OF THIS POLICY OR CONTRACT. A COPY OF THE REHABILITATION AGREEMENT MAY BE OBTAINED BY CONTACTING FCL IN
CONSERVATION:

FIRST CAPITAL LIFE INSURANCE COMPANY
IN CONSERVATION
P.O. BOX 85836
SAN DIEGO, CALIFORNIA 92186-5836

THE REHABILITATION AGREEMENT MAKES NUMEROUS CHANGES WHICH AFFECT POLICYHOLDERS' RIGHTS UNDER THIS POLICY OR CONTRACT DURING THE PLAN PERIOD. THE FOLLOWING IS A PARTIAL LIST OF THESE CHANGES:

This Endorsement (including Exhibit 1) sets forth certain items of restructuring as set forth in the Rehabilitation Agreement. This policy or contract is restructured to become a "restructured contract" or "restructured policy". The Rehabilitation Plan contemplates that these restructured policies and contracts shall be restructured policies and contracts of FCL until on or after December 31, 1992, when liability under the restructured policies and contracts may be transferred to and assumed by Pacific Corinthian Life Insurance Company ("Pacific Corinthian"). As a restructured contract or policy, this contract or policy shall be subject to the provisions of the Order.

A.   THE ROLE OF PACIFIC CORINTHIAN LIFE INSURANCE COMPANY

     Pacific Corinthian may assume the liabilities of this policy or contract on or after December 31, 1992. Until such an assumption by Pacific Corinthian, this policy or contract will remain an FCL restructured policy or contract.

B.   EFFECT ON CREDITED INTEREST UNDER THE PLAN OF REHABILITATION

     The interest rate credited to the unloaned account value under the policy or contract will be based on the net rate earned on Pacific Corinthian's investments (or FCL's investments, as appropriate) over the Plan Period, as hereinafter defined, less one hundred fifty (150) basis points (1.50%).1/ In determining this net rate, capital gains and losses are amortized over a specified time period. The minimum cumulative guaranteed interest rate will be four percent (4%) compounded annually for policyholders or contract holders who remain during the entire Plan Period.

C.   POLICY LOANS AND PARTIAL SURRENDERS

     Life insurance policyholders shall be entitled to make a new loan of up to 10% of the Net Loan Value at any time, once each policy year. Net Loan Value means the maximum amount of policy loans permitted under the policy.

     Policyholders or contract holders who have not received a policy loan in a particular policy year may make a partial surrender of up to 10% of the General Account Net Cash Value at any time, once each policy year. Net Cash Value means cash value less the aggregate amount of outstanding policy loans against the policy.

1/ For Capital Horizons policies, this number is 225 basis points (2.25%).

     Partial surrenders are subject to contractual surrender charges, if any, but partial surrenders will not be subject to the Surrender Proceeds Adjustment, as defined in Section F below.

D.   DURATION OF THE PLAN OF REHABILITATION

     The Plan Period for the Rehabilitation Plan will commence with the closing of the Rehabilitation Agreement on October 30, 1992 (the "Closing") and will terminate on the earlier of (i) the last day of the calendar quarter in which the Conservator approves the termination of the Rehabilitation Plan or (ii) the last day of the calendar quarter ending immediately prior to the five-year anniversary of the Closing. The duration of the Rehabilitation Plan shall be known herein as the "Plan Period".

E.   ADDITIONAL CREDITS

     Policyholders or contract holders who remain until the end of the Plan Period are eligible for a proportional share of two additional credits, calculated pursuant to formulae contained in the Rehabilitation Agreement. The First Credit will be ninety percent (90%) of Adjusted Surplus (as defined in the Rehabilitation Agreement) but will not exceed an amount necessary to provide each policy or contract with the net account value that would have resulted if such policy or contract had been credited with interest at a rate of six and one-half percent (6 1/2%) on a cumulative basis, compounded annually during the Plan Period. To the extent that ninety percent (90%) of Adjusted Surplus exceeds the First Credit, policyholders and contract holders will receive ten percent (10%) of such excess with the remaining ninety percent (90%) being paid to FCL for use in payment of creditors.

F.   LIMITATIONS ON SURRENDERS OF POLICY

     Each policyholder or contract holder shall have the right to surrender this policy or contract in full once each Plan year on the day prior to the policy or contract anniversary date. An exception if the Capital Dimensions product, which is deemed to have the right to surrender once each year on the contract anniversary date.

     Upon surrender of this policy or contract, a Surrender Proceeds Adjustment (as described in the Rehabilitation Agreement) will be made to the cash value, and the policyholder or contract holder shall receive a check for the adjusted amount (the "Surrender Amount"). The percentage of cash value that the policyholder or contract holder will receive after the Surrender Proceeds Adjustment is made, but prior to subtracting policy loans, is as follows:

     Plan year one: 90%;
     Plan year two: 90%;
     Plan year three:  90%;
     Plan year four:  93%;
     Plan year five:  96%;
     At end of Plan:  100%

     PLUS (Life policies only) 100% of the net premiums paid during the Plan Period. However, in no event shall the aggregate surrender payments exceed the Net Cash Value of the policy.

     The above adjustments shall not apply to Separate Account cash values concerning variable annuity contracts. The adjustments shall apply to General Account cash values only.

     The Surrender Amount for single premium immediate annuity contracts shall be calculated by multiplying the Surrender Proceeds Adjustment by the contract's statutory reserve.

G.   ADDITIONAL ADJUSTMENTS TO THE SURRENDER PAYMENT

     If the policyholder or contract holder has not taken the entire 10% partial surrender or loan available during the contract year in which the surrender request is made, the unused portion will be exempt from the Surrender Proceeds Adjustment.

     For a policyholder or contract holder who is a resident of a state which has not released special deposits, an additional adjustment will be made to the cash value.

H.   ADDITIONAL CHANGES WHICH MAY BE MADE ONLY TO A LIFE POLICY

     Certain changes may be made by the policyholder to a restructured life insurance policy during the Plan Period:

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     DEATH BENEFITS:

     During the Plan Period, the policyholder may decrease the life insurance death benefit by an aggregate amount of five percent (5%) each policy year of the Plan, subject to contractual minimums.

     DEATH BENEFIT OPTION CHANGES:

     During the Plan Period, the policyholder may change the death benefit option on a life insurance policy, subject to contractual minimums. If the policy is currently Option 1 (a level death benefit), it may be changed to Option 2 (an increasing death benefit). If the contract is Option 2, the policy may be changed to Option 1.

     CHANGES TO RIDERS AND ADDITIONAL BENEFITS:

     The death benefit under each of the following may be decreased by an aggregate amount of five percent (5%) during each year of the Plan period, subject to contractual minimums: Spouse Benefit Rider, Children's Benefit Rider, Term Rider for Universal Life and Accidental Death Benefit. These riders and additional benefits, including Waiver of Cost, may also be deleted at any time. The Spouse Benefit Rider, or Term Rider for Universal Life may be converted according to the provisions of the rider, for the same amount currently in force. The Children's Benefit Rider may be converted pursuant to the provisions of the rider.

     Holders of a Valueplan policy will be permitted to cancel the automatic increase provision which will allow the death benefit to remain at the current amount.

     In addition, during the Plan Period each life insurance policyholder will be entitled to surrender his or her policy in full for a nonforfeiture extended term contract under which the Net Cash Value shall be applied to provide existing death benefits less any outstanding policy loans for a set term of years where such term is actuarially determined based on the non-forfeiture provisions of the policy.

I.   ANNUITIZATION

     At any time during the Plan Period, the policyholder or contract holder may:

          a. exercise the annuitization options provided in a life insurance policy and/or annuity contract with payments made over a period of at least seven years;

          OR INSTEAD the policyholder or contract holder may:

          b. surrender the contract in full and convert the Net Cash Value to an immediate annuity with payments made over a period of at least seven years.

     The Net Cash Value that is applied to these options shall not be affected by the Surrender Proceeds Adjustment described in Section F. The Separate Account portion of a variable annuity may be annuitized pursuant to the terms of the annuity. The General Account portion of a variable annuity shall remain subject to the limitations set forth in the Rehabilitation Agreement.

     (For single premium deferred annuities only): The holder of a single premium deferred annuity which matures before the end of the Plan Period must either extend the contract maturity date of the annuity contract to the day after the Plan Period ends or annuitize the annuity contract for a period of at least seven years.

J.   BAIL OUT PROVISIONS

     A bail out provision found in some policies and contracts permits, under certain criteria, surrender of the policies or contracts without incurring contractual surrender charges. As to such policies and contracts, a violation of the bail out rate floor during the Plan Period will give rise to a right to exercise the bail out right on the day preceding an appropriate subsequent contract or policy anniversary date; however, the Surrender Proceeds Adjustment set forth above shall apply. No exercise may be made of a bail out right which existed or exists prior to the commencement of the Plan period. Notwithstanding the foregoing, in no event shall a contract holder or policyholder have greater rights to invoke a bail out provision than contained in their contract or policy.

K.   DEATH BENEFITS

     Death benefits shall be paid during the Plan Period.

L.   CONTRACT HOLDER HARDSHIPS

     If a restructured contract holder or policyholder suffers demonstrable financial hardship during the Plan Period, he or she may apply for an exemption from the limitations on withdrawals contained in the Rehabilitation Agreement. Hardship payments will be limited to the lesser of Net Cash Value, Net Loan Value or $50,000, or such greater amount to which Pacific Mutual Life Insurance Company and the Conservator may mutually agree. Hardships shall be governed by criteria set by the Rehabilitation Agreement, and denials of hardship applications may be reviewed by the Court.

M.   AFTER THE PLAN PERIOD

     After the Plan period, the Rehabilitation Plan provides that Pacific Corinthian shall be merged into Pacific Mutual Life Insurance Company. At the end of the Plan Period, access will be provided to 100% of cash values, to the same extent as the policy or contract permitted when FCL was not in conservation, except as provided in the Rehabilitation Plan.

SIGNED FOR THE COMPANY AT SAN DIEGO, CALIFORNIA.

     /s/ ANDREW L. LOEB             /s/ FRED A. BURL
     Secretary                      President

                                   EXHIBIT 1
                                       TO
                                 REHABILITATION
                                  ENDORSEMENT
                                      FOR
                               FIRST CAPITAL LIFE
                             RESTRUCTURED CONTRACTS

                    EXHIBIT 1 TO REHABILITATION ENDORSEMENT

A.   PURPOSE OF ENDORSEMENT
     On May 14, 1991, First Capital Life Insurance Company ("FCL") was placed into Conservation by the Superior Court of Los Angeles County, California ("the Court"). The Court commenced hearings concerning the adoption of a plan of rehabilitation on April 21, 1992. On July 1, 1992, the Court entered its Order Approving and Adopting Final Plan of Rehabilitation Plan and Order of Rehabilitation (the "Order"). The Order authorized the California Insurance Commissioner, as Conservator (the "Conservator") of FCL, to implement a plan of rehabilitation with Pacific Mutual Life Insurance Company ("Pacific Mutual"). The Order:

     i. approved the closing of transactions contemplated by the Agreement in Connection with the Rehabilitation of FCL (the "Rehabilitation Agreement") and Ancillary Documents (the "Ancillary Documents") between the Conservator, on behalf of FCL, and Pacific Mutual.

     ii. ratified the execution and delivery of the Rehabilitation Agreement and the Ancillary Documents, as modified; and

     iii. approved and adopted the Conservator's final rehabilitation plan as reflected in the Order, as it incorporates the Motion of Rehabilitation, the Rehabilitation Agreement and Ancillary Documents, (collectively, the "Rehabilitation Plan" or "Plan").

     Pursuant to the Rehabilitation Plan, Pacific Mutual will participate in FCL's rehabilitation by:

     a. causing a new insurance company called Pacific Corinthian Life Insurance Company ("Pacific Corinthian"), to assume substantially all of the assets and policyholder and contract holder liabilities of FCL; capitalizing Pacific Corinthian with a minimum of $50 million cash, with $45 million of that amount evidenced by a certificate of contribution and the balance evidenced by common stock;

     b. providing certain funding commitments to Pacific Corinthian during the Rehabilitation Plan; and

     c.   managing the business operations and investments of Pacific
          Corinthian.

     This Exhibit describes how the FCL policy or contract will be restructured (the "restructured contract or policy") through the Rehabilitation Plan. The restructured policy or contract will have the same terms, conditions and provisions of such policyholder's or contract holder's present policy or contract, except as expressly modified by the Rehabilitation Agreement.

     YOUR RIGHTS UNDER YOUR POLICY OR CONTRACT AND THE ENDORSEMENT SHALL BE GOVERNED BY THE ORDER, THE REHABILITATION AGREEMENT, AND THE ANCILLARY DOCUMENTS OR AS OTHERWISE ORDERED BY THE COURT WITH JURISDICTION OVER THE CONSERVATION AND REHABILITATION OF FCL. NEITHER THE ENDORSEMENT NOR THIS EXHIBIT SEEK TO REPLACE OR SUPERSEDE THE TERMS OF THE ORDER OR THE REHABILITATION PLAN.

     B. THE PLAN PERIOD FOR THE REHABILITATION PLAN
     The Plan Period for the Rehabilitation Plan commenced on the Closing of the Rehabilitation Agreement (October 30, 1992) (the "Closing") and will terminate on the earlier of (i) the last day of the calendar quarter in which the Conservator approves the termination of the Rehabilitation Plan or (ii) the last day of the calendar quarter ending immediately prior to the five-year anniversary of the Closing Date (the "Plan Period").

     C. CREDITING RATE
     The current crediting rates on unloaned account values will remain in place until the expiration of the interest guarantee period in effect immediately prior to the Closing, as set forth in the original contract or policy. In the case of Selector and Tempo contracts, the contractual interest guarantee period shall be deemed to expire on December 31, 1992. After the expiration of the interest guarantee period in effect immediately prior to the Closing, crediting rates on unloaned account values for each subsequent one year interest guarantee period shall be calculated according to the provisions set forth in the Rehabilitation Agreement. Notwithstanding the foregoing, restructured contracts or policies which remain in force over the Plan Period shall be guaranteed a

                              Page B-1
minimum unloaned account value at the end of the Plan Period based on a minimum cumulative crediting rate equivalent to four percent (4%) per annum compounded annually over the Plan Period. For purposes of determining whether the actual unloaned account value satisfies this minimum four percent (4%) accumulation test, such actual unloaned account value shall include the First Credit, as hereinafter defined and as defined in the Rehabilitation Agreement and is subject to any adjustments pursuant to Section 15.1.4(c) and (d) and Section
20.3 of the Rehabilitation Agreement.

     During the Plan Period, the Rehabilitation Agreement provides for a crediting rate applicable to the unloaned portion of the account value that is 150 basis points (1.5%)1/ less than the earned rate on Pacific Corinthian's (or FCL's, as appropriate) invested assets.2/ The earned rate is based on the actual investment results of Pacific Corinthian's (or FCL's, as appropriate) asset portfolio and will be impacted by any capital gain and loss amortization that occurs during the period in which the rate is set.

     The loaned portion of the account value relating to a restructured policy (less an amount equal to the aggregate preferred loans outstanding) will be credited with interest at the interest rate calculated from time to time pursuant to the terms of the FCL policy that the restructured policy modifies. The portion of the loaned account value equal to any outstanding preferred loans will be credited with interest at a separate interest rate calculated from time to time pursuant to the terms of the FCL policy that the restructured policy modifies.

     D. LOANS AND PARTIAL SURRENDERS DURING PLAN PERIOD
     During the Plan Period, subject to the terms of the Rehabilitation Agreement, restructured policies with a policy loan provision will be entitled to make one new policy loan each policy year in an amount not to exceed ten percent (10%) of the net loan value of such restructured policy, provided the policy loans do not exceed, in the aggregate, the maximum amount of policy loans permitted by the FCL policy which such restructured policy modifies. Interest due on all policy loans outstanding under the restructures policy shall be due in arrears, and therefore shall be added to the outstanding loan balance at the end of the policy year, to the extent that it remains unpaid at such time.

     Similarly, subject to limitations set forth in the Rehabilitation Agreement, during the Plan Period each life insurance policyholder or annuity contract holder will have the right to effect a single partial surrender during each policy year in an amount not to exceed ten percent (10%) of the excess of the net cash value over the separate account cash value of his or her restructured contract or policy; provided, however, that a contract holder or policyholder shall not be permitted to effect partial surrenders which, in the aggregate, exceed the maximum partial surrenders permitted under the FCL contract or policy which the restructured contract or policy modifies.

     No holder of a restructured policy or contract will be permitted to effect both a loan and a partial surrender in any given policy or contract year during the Plan Period.

     E. ANNUITY PAYMENT OPTION, MATURITY DATE AND ANNUITY QUALIFICATION
        PROVISIONS
     During the Plan Period, each contract holder or policyholder will be entitled to exercise any annuitization option provided for in the restructured FCL annuity contract or life policy that the restructured contract or policy modifies; provided, however, that the option is other than to pay out a death benefit due under the contract, the annuity payments must be made over a period of no less than seven years.

     The Rehabilitation Agreement also provides contract holders with two options for restructured annuity contracts maturing between the date the conservation of FCL was instituted and the end of the Plan period: a) an option to extend the maturity date of the annuity contract to the last day of the Plan Period; or b) an option to elect a contractual annuitization plan, provided that annuity payments are to be made over a period of no less than seven years. In the absence of an express election or other indication to the contrary, the contract holder is deemed to elect the option (a) above.

     The separate account portion of a variable annuity may be annuitized pursuant to the terms of the annuity contract.

1/   For Capital Horizons policies, this number is 225 basis points (2.25%).
2/ A full explanation of the calculation of crediting rates during the Plan Period is contained in Sections 1.113 and 4.2 of the Rehabilitation Agreement.

                              Page B-2

     Any restructured annuity contract to which this Endorsement is attached is intended to qualify as an annuity contract for Federal tax purposes. To that end, the provisions of this annuity contract (including the Endorsement and any other rider or endorsement), particularly any provisions requiring any distribution(s) upon the death of any contract owner or holder, are to be interpreted to ensure such tax qualification, notwithstanding any other provision to the contrary.

     F. TRANSFERS TO AND FROM SEPARATE ACCOUNTS
     During the Plan Period, no variable annuity contract holder will be permitted to transfer any portion of any account value from the general account to the separate account or from the separate account to the general account.

     G. DEATH BENEFIT PROVISIONS FOR LIFE POLICIES
     During the Plan Period, subject to the terms of the Rehabilitation Agreement, a policyholder will be permitted to reduce the specified or face amount of a restructured life insurance policy from time to time during the Plan Period in accordance with the terms of the such policy; provided, however, that such reductions do not decrease the specified amount of such policy by more than five percent (5%) each policy year during the Plan Period.

     Any restructured life insurance policy to which this endorsement is attached (the "Life Policy") is intended to qualify as a life insurance contract for Federal tax purposes, and the death benefit under the Life Policy is intended to qualify for the Federal income tax exclusion. To that end, the provisions of the Life Policy (including the Endorsement and any other rider or endorsement) are to be interpreted to ensure such tax qualification, notwithstanding any other provision to the contrary. If at any time the premiums paid under the Life Policy exceed the amount allowable for such tax qualification, such excess amount shall be removed from the Life Policy as of the date of its payment, together with interest thereon from such date, and any appropriate adjustment in the death benefit shall be made as of such date. If this excess amount (and interest) is not refunded within sixty (60) days after the end of the applicable contract year, the death benefit under the Life Policy shall be increased retroactively so that at no time is this death benefit ever less than the amount needed to ensure such tax qualification. To the extent that the death benefit as of any time is increased by the provisions of the Rehabilitation Agreement, appropriate adjustments will be made in any cost of insurance or supplemental benefits as of that time, retroactively or otherwise, that are consistent with such an increase, and such adjustments may be made by right of set-off against any death benefits payable.

     H. LIMITATION ON BAIL OUT PROVISIONS
     No contract holder or policyholder will have the right to exercise a contractual "bail out" provision where the right to bail out has arisen between the date of the Order and the Closing. A bail out provision means any provision of a contract or policy which increases the net cash value of the contract or policy solely because of a decrease in the rate of interest credited to the net account value of such contract. A contract holder or policyholder will be permitted to exercise a bail out provision on the date preceding an appropriate subsequent contract or policy anniversary date if a new right to bail out arises after the Closing, provided, however, that the exercise of such a bail out right does not avoid the surrender proceeds adjustments described in the following section. Notwithstanding the foregoing, in no event shall a contract holder or a policyholder have greater rights to invoke a bail out provision than contained in their contract or policy.

     I. CASH SURRENDERS DURING THE PLAN PERIOD
     Under the Rehabilitation Agreement, on the day immediately prior to each anniversary date of each contract or policy, a contract holder or policyholder will be entitled to surrender his or her restructured contract or policy in full and receive a cash surrender payment.3/ The cash surrender payment shall be subject to a Surrender Proceeds Adjustment (as described in the Rehabilitation Agreement) and which may be summarized as follows: Surrender payments will be ninety percent (90%) of the general account cash value if the surrender occurs after the first day of the Plan Period but on or before the third anniversary of the Closing of the Rehabilitation Agreement; ninety-three percent (93%) of the general account cash value if the surrender occurs after the third anniversary of the Closing, but on or before the fourth anniversary of the Closing; ninety-six percent (96%) of the general account cash value if the surrender occurs after the fourth anniversary of the Closing, but on or before the last day of the Plan Period; and one hundred percent (100%) of the general account cash value if the surrender occurs after the fifth anniversary of the Closing.

3/ For a Capital Dimensions contract, the date will be deemed to be the anniversary date.

                              Page B-3

     In each case, the amount payable to the contract holder or policyholder is further reduced by the aggregate amount of any outstanding policy loans, and special deposit adjustments, if applicable. Regardless of when the surrender occurs, variable annuity contract holders will receive one hundred percent (100%) of their separate account cash values. In addition, policyholders shall receive one hundred percent (100%) of all universal life premiums paid after the Closing, except that no policyholder shall receive a return of more premium than would be returnable pursuant to the terms of the FCL contract.

     If the contract holder is the holder of a Single Premium Immediate Annuity contract, then the above-specified percentages shall be multiplied by that contract's statutory reserve to determine the surrender value.

     If the restructured contract holder or policyholder has not received a ten percent (10%) loan or partial surrender during the policy year in which the full cash surrender request is made, the surrender payment will be calculated by assuming that such a request was made contemporaneously with the cash surrender request, thereby increasing the amount of the surrender payment. If the restructured contract holder or policyholder has received a loan or partial surrender during the policy year in which the full cash surrender request is made, but that loan or partial surrender is less than ten percent (10%), a request for the difference between ten percent (10%) and the amount requested shall be assumed to have been made a part of a request for partial surrender contemporaneously with the full cash surrender request, thereby increasing the amount of the surrender payment. Nothing in this provision shall create a right to request more than one loan or partial surrender in a particular policy year.

     In the event a contract holder or policyholder resides in a state that has not released its deposit of cash or securities held in connection with maintaining FCL's insurance license in that state, the amount of the contract holder's or policyholder's surrender payment will be reduced by the contract holder's or policyholder's proportionate share of such deposit compared to the aggregate cash values of all contract holders and policyholders residing in that state.

     The foregoing surrender payments will be mailed to the surrendering contract holder or policyholder no more than ninety (90) days after the contract anniversary date. If the aggregate surrender payments due exceed the amount of short term investments held by FCL or Pacific Corinthian, as appropriate, then payments will be made within one hundred eighty (180) days of the contract anniversary date. If payment is not made by the 90/th/ or 180/th/ day as set forth above, interest will accrue at the rate of four percent (4%) per annum. Each policyholder or contract holder must allow five (5) days notice for processing of surrenders.

     J. ADDITIONAL CREDIT AT END OF PLAN PERIOD
     At the end of the Plan Period, a credit statement will be prepared regarding the financial position of Pacific Corinthian in accordance with the statutory accounting principles prescribed or permitted by the California Insurance Commissioner, and a nationally recognized independent accounting firm will be retained to audit the credit statement and an independent actuarial firm will be retained to review certain balances. Based on the credit statement, contract holders or policyholders who have maintained their restructured contracts or policies in force through the end of the Plan period may receive a proportional share of two additional credits, calculated pursuant to formulae contained in the Rehabilitation Agreement. The first credit (the "First Credit") will be ninety percent (90%) of the capital and surplus of Pacific Corinthian, with certain adjustments, including subtraction of unpaid interest and principal on the Certificate of Contribution and addition of any Mandatory Securities Valuation Reserves required, as provided for in the Rehabilitation Agreement, ("Adjusted Surplus"), at the end of the Plan period, but not to exceed the aggregate amount necessary to provide each contract or policy with a Net Account Value (as defined and adjusted pursuant to the Rehabilitation Agreement) that would have resulted if such contract or policy had been credited with interest at a rate of six and one-half percent (6 1/2%) on a cumulative basis, compounded annually during the Plan Period. To the extent that ninety percent (90%) of Adjusted Surplus exceeds the First Credit, such excess will be shared between policyholders, contract holders and creditors as follows: policyholders and contract holders shall receive ten percent (10%) of such excess (the "Second Credit") and the remaining ninety percent (90%) of such excess shall be paid to FCL creditors.

     Each policyholder or contract holder will be entitled to his or her allocable percentage of the aggregate total of the First Credit, and if applicable, the Second Credit. The Allocable Percentage means the fraction the numerator of which equals the Credit Account Value of an individual contract or policy and the denominator of which equals the aggregate Credit Account Values of all eligible policies and contracts. The amount of the First and Second Credits shall be limited to the amounts set forth above.

                              Page B-4

     Any such additional credits payable to policyholders and contract holders will be added to the general account values of those restructured contracts and policies that have such account values. For eligible restructured contracts that have annuitized either prior to the Closing or as permitted by the Rehabilitation Agreement, future annuity payments thereunder will be increased in the same proportion as such restructured contract holder's credit bears to the statutory reserves attributable to such contract holder's contract. Payment will be mailed on the credit allocation date to those eligible contract holders or policyholders who have surrendered their restructured contract or policies after the last day of the Plan Period, but prior to calculation and distribution of the credits.

     The payment of any credits with respect to restructured contracts and policies also is subject to reduction for certain FCL-related tax items, which include additional tax liabilities that may be asserted for periods prior to the Closing, as well as for additional taxes that may be asserted relating to the computation of tax reserves and a tax on deferred acquisition costs. If certain company tax benefits are realized, they will be distributed annually with respect to restructured contracts that remain in force at such time for up to five years after the end of the Plan Period.

     K. CONTRACT HOLDER OR POLICYHOLDER HARDSHIPS
     If a contract holder or policyholder suffers demonstrable financial hardship during the Plan period, he or she may apply for an exemption from the limitations on cash surrenders or withdrawals contained in the Rehabilitation Agreement. In order to qualify for such an exemption, a contract holder or policyholder will be required to document financial difficulty and one of the following: 1) an inability to pay for food and shelter; 2) terminal illness, permanent disability or substantial incurred medical expenses; 3) imminent removal from a hospital, nursing home or other health care facility due to failure to pay for such medical services or 4) such other emergencies of an unusual nature as a hardship review committee determines in its discretion. Hardship payments will be limited to the lesser of net cash value, net loan value or $50,000, or such greater amount to which Pacific Mutual and the Conservator may mutually agree. Reasonable procedural rules may be established for evaluating requests for hardship relief. Any contract holder or policyholder whose request for hardship relief is denied may apply to the Court for consideration of whether the contract holder or policyholder satisfies the hardship standards set forth in the Rehabilitation Agreement.

     L. FUTURE CHANGES TO FCL RESTRUCTURED CONTRACTS
     During the Plan Period, Pacific Corinthian may, subject to the prior approval of the Conservator, modify certain provisions of the Rehabilitation Agreement, or add one or more provisions to the Rehabilitation Agreement, if any such modifications or additions are more beneficial or favorable to policyholders or contract holders. Any such modifications or additions would be applicable to all policyholders and contract holders.

     M. MANAGEMENT OF FCL DURING THE PLAN PERIOD
          I. LIQUIDATION OF FCL AND CREATION OF PACIFIC CORINTHIAN. The closing of the Assumption and Reinsurance Agreement, which is anticipated to occur on or before December 31, 1992, will result in all FCL restructured contracts and policies becoming Pacific Corinthian contracts and policies. FCL will ultimately be liquidated. At the end of the Plan period, Pacific Corinthian will be merged into Pacific Mutual.

          II. MANAGEMENT OF PACIFIC CORINTHIAN DURING THE PLAN PERIOD. The Rehabilitation Agreement states that Pacific Mutual will provide management by selecting the Directors and Officers of Pacific Corinthian. Any nomination to Chief Executive Officer, President, Chief Operating Officer, Chief Investment Officer, Chief Financial Officer, Treasurer, Chief Actuary, or General Counsel during the Plan Period is also subject to the approval of the Conservator. Under the Rehabilitation Agreement and a Management Agreement, which is one of the Ancillary Documents, Pacific Mutual shall cause Pacific Corinthian to appoint Pacific Mutual or an affiliate of Pacific Mutual to manage and direct Pacific Corinthian with respect to, among other things, investment strategy and liquidity. During the Plan Period, Pacific Corinthian may also retain one or more third party providers (including Pacific Mutual or its affiliates) to provide management services to Pacific Corinthian. However, except as to investment advisory services, Pacific Corinthian shall retain such providers only is such services are of higher quality or are comparable services at a lower cost than are already available through Pacific Corinthian.

                              Page B-5

     N. NO NEW BUSINESS DURING THE PLAN PERIOD
     During the Plan Period, Pacific Corinthian will not underwrite any new insurance business unless approved by the Insurance Commissioner and any other appropriate regulatory authorities.

     O.   RELEASES
     The Conservator and Pacific Mutual will execute mutual releases effective at the Closing releasing each other from all claims up to the date of the commencement of the Plan Period. The Conservator and FCL will also release Pacific Mutual, its affiliates, officers, directors, shareholders, employees, and mutual policyholders from future claims that may arise out of Pacific Mutual's management of Pacific Corinthian, except as to claims that may arise out of the management of Pacific Corinthian, Pacific Mutual and/or its affiliates, and their officers and directors during the Plan period as a result of gross negligence, willful misconduct or bad faith by Pacific Mutual or any of its affiliates in providing management services. As part of the accommodation reached between the Conservator and First Capital Holdings Corp., a Chapter 11 Debtor in Possession ("FCH") and the Creditors Committee, the Conservator has released on behalf of FCL all claims against FCH and First Capital Life Insurance Group, Inc. in exchange for their withdrawal of any objections to the Rehabilitation Plan.

     P. SET OFF RIGHTS
     Under the Rehabilitation Agreement, Pacific Corinthian will have certain set off rights against amounts that would otherwise be credited to FCL restructured contract holders or policyholders. The effect of this set off would be to reduce the interest rate credited to FCL restructured contracts and policies, provided, however, that the set off amounts cannot cause the cumulative interest rate credited to the unloaned account values of restructured contracts and policies at the end of the Plan Period to be less than four percent (4%) compounded annually. Pacific Corinthian may assert its set off rights for (i) claims or losses arising from the untruth, inaccuracy or breach of any representation, warranty, covenant or agreement made by FCL or the Conservator pursuant to the Rehabilitation Agreement; (ii) claims asserted by state guaranty funds or by policyholders or contract holders by or through any guaranty funds; and (iii) any third-party claim or loss arising from services provided by Pacific Mutual or its affiliates in connection with the performance by Pacific Mutual or its affiliates of their obligations under the Rehabilitation Agreement, including without limitation the management of Pacific Corinthian by Pacific Mutual during the Plan Period, unless such claim or loss is finally determined to have arisen from the gross negligence, willful misconduct or bad faith of Pacific Mutual or its affiliates. Pacific Corinthian's set off rights arise only for matters set forth in (i) and (ii) when the aggregate amount of the claims in (i) and (ii) above exceeds $500,000. As indicated above, Pacific Corinthian also has set off rights against contract holder and policyholder credits at the end of the Plan Period for certain FCL-related tax items.

     Q. GOVERNING LAW
     The Rehabilitation Agreement will be governed and construed in accordance with California law without giving effect to California conflict of law principles.

     R. RETENTION OF JURISDICTION BY THE COURT
     The Court has retained continuing jurisdiction over all of FCL's, and ultimately Pacific Corinthian's assets, books, records, and property, real and personal, ("FCL's property") for purposes of ensuring compliance with the provisions of the Rehabilitation Plan. The Court also has retained sole and exclusive jurisdiction over any claims or rights asserted by any third party to the Rehabilitation Agreement or the Ancillary Documents during the Plan Period and may not be submitted to any other court or tribunal without the Court's prior approval. The Conservator may seek an order from the Court, however, that the requirements of California Insurance Code Section 1037 for court approval of specific transactions relating to FCL property will not apply during the Plan Period.

                              Page B-6

     SEEK INDEPENDENT ADVICE
     YOU ARE ADVISED TO SEEK INDEPENDENT LEGAL, TAX AND INSURANCE COUNSELING AND GUIDANCE AS TO THE REHABILITATION PLAN AND HOW IT WILL AFFECT YOUR INDIVIDUAL SITUATION.

     THIS EXHIBIT AND THE ENDORSEMENT CONTAIN MATERIALS CONCERNING THE ASSUMPTION OF THIS POLICY OR CONTRACT BY PACIFIC CORINTHIAN LIFE INSURANCE COMPANY AS OF DECEMBER 31, 1992. UNTIL THIS ASSUMPTION IS CONSUMMATED, PACIFIC CORINTHIAN WILL NOT ASSUME THIS POLICY OR CONTRACT. ACCORDINGLY, PERFORMANCE BY PACIFIC CORINTHIAN IN ASSUMING THIS FIRST CAPITAL LIFE POLICY OR CONTRACT WILL BE SUBJECT TO THE CLOSING OF THE ASSUMPTION REINSURANCE TRANSACTION.

                              Page B-7